

October 12, 2016

Mail Stop 4631

<u>Via E-mail</u>
Peter Limeri
Chief Financial Officer
PRGX Global, Inc.
600 Galleria Parkway, Suite 100
Atlanta, Georgia 30339

> **Re:  PRGX Global, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 15, 2016**
> **File No. 0-28000**

Dear Mr. Limeri:

     We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Terence O'Brien

     Terence O'Brien
     Branch Chief
     Office of Manufacturing and
     Construction